

MAIL STOP 3010

July 24, 2009

Brian C. Taylor, Chairman
Two Harbors Investment Corp.
601 Carlson Pkwy, Ste. 330
Minnetonka, MN 55305

> **Re: Two Harbors Investment Corp.**
> **Registration Statement on Form S-4**
> **File No. 333-160199**
> **Filed June 24, 2009**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are requesting shareholders in a SPAC to make an investment decision based on your business plan. We further note that your proposed business plan does not provide Capitol shareholders with any specificity that would allow them to evaluate your assets or business prospects. As such, the shareholders would be making an investment decision to exchange their current holdings in a shell company to that of a blind pool. Please revise your disclosure throughout this document to ensure that you have provided the disclosure requested by Industry Guide 5 or advise.

2.   We note the disclosure throughout this document that Capitol may utilize proceeds from this trust to enter into purchase transactions with shareholders to ensure that less than 30% of its shareholders vote against the transaction and seek

conversion of their shares. Please revise to clarify if there is any limitation on the price you would offer to repurchase the shares. If you will offer a price greater than the conversion price, please state so.

3.   Please revise to clarify how Capitol will select which shareholders to purchase shares from. Also, clarify if Capitol will select shareholders who have already submitted votes via proxy or at the meeting, if it decides to extend the time period to solicit additional votes, and have made their conversion demands.

4.   If Capitol decides to target those that have already submitted votes and made conversion demands, it would appear such purchases should still count towards the 30% thresholds. The establishment of the threshold during the IPO process appeared to be a requirement to ensure that for the shareholders that remained, there would be a minimum amount of proceeds used as consideration for the business combination or to fund the operations of the company and a minimum number of investors to share in the risk of investment. If Capitol uses the proceeds from the trust, regardless of timing, to make purchases to influence the voting and conversion outcome, it would appear that the substance of the limitation established in the IPO prospectus and Capitol's charter would be rendered ineffective. Please revise your disclosure to reflect such aggregation or revise to clearly explain how Capitol's actions, in substance, comply with the guidelines, which they refer to as obligations in their IPO prospectus.

5.   We note disclosure on page 75 and throughout this prospectus that Capitol shareholders may be entitled to rescission claims. You disclose that only if the merger is consummated or if trust proceeds are used to make public share purchases that rescission claims may materialize. It appears from the disclosure in Capitol's IPO prospectus that the guidelines for acquiring a business or asset worth 80% of the trust proceeds and the prohibition from amending the articles prior to a business combination were meant to prevent you from seeking such action now. The act of filing this prospectus/proxy and efforts towards acquiring a blind pool non-operating entity appears to deviate from the guidelines established in the IPO prospectus. In addition, it appears from the disclosure in Capitol's IPO prospectus and charter that Capitol was required to seek the approval of a majority of its disinterested independent directors which did not occur when the board approved each of the proposals. As such, it is unclear why the rescission liability does not attach based on your current efforts. Please advise or revise the prospectus/proxy accordingly.

6.   In the event that the purchases, using the trust proceeds, will involve third parties, please revise to explain how paying fees and a possible premium purchase price, in an attempt to meet the 30% threshold, was determined to be in the best interest of Capitol's shareholders, especially considering the remaining shareholders will experience a reduction in book value per share compared to value received by holders that either successfully convert their shares or have their shares purchased

in order to affect their adverse vote.

7.	We note your disclosure on page 6 regarding the fees and expenses, among other items, to be paid at the closing of the merger when the funds held in trust are released. Please disclose an estimate of the costs related to the business combination, including those related to Capitol's IPO. Also compare these amounts to the expenses described in the use of proceeds table in Capitol's Form S-1.

8.	It appears that the initial and secondary charter proposals contain several items that should be disclosed separately. Please refer to Rule 14a-4(a)(3) of the Exchange Act of 1934. Specifically identify the amendments to the charter that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A. Please consider whether the charter amendments can be appropriately combined into one proposal or whether they should be unbundled into separate proposals.

9.	We note your disclosure on page 74 that Capitol, Capitol Founders or other third parties may offer to purchase Capitol's common stock issued in Capitol's initial public offering. Please provide us a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases. Please note that we will refer your response to the Division of Corporation Finance's Office of Mergers and Acquisitions.

10.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption you and your subsidiaries intend to rely upon and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Cover Page

11.	Much of the information you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover page to one page, as required by Item 501.

12.	Whether you retain the disclosure towards the bottom of the cover page concerning the deferred underwriting commissions here or relocate it in order to comply with Item 501 of Regulation S-K, please be sure to revise to clarify that Capitol shareholders will be entitled to the funds that the underwriters will not receive in a liquidation.

13.	We note your disclosure on the cover page of the prospectus that the underwriter has agreed to reduce its deferred underwriting commission in exchange for certain rights to participate in future securities offerings by Two Harbors. Elsewhere in the prospectus, please discuss these negotiations in more detail, including the amount of the reduction. Also revise your MD&A section to discuss these future securities offerings.

Summary of the material terms of the Merger, page 1

Since Capitol's IPO prospectus contained certain differences in what is being proposed at the meeting, what are my legal rights, page 7

14.	We note your disclosure that only those shareholders who do not seek conversion may have rescission claims against you. It is not clear how that is accurate. Please revise to provide the basis for the noted disclosure.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 13

15.	Please disclose the historical and pro forma per share information as required by Item 3(f) of Form S-4. In addition, tell us how you complied with the requirement to include equivalent pro forma per share data required by Item 3(f).

Risk Factors, page 14

16.	Risk factors should be brief and concise. There are several risk factors that are over a page long. For instance, we refer you to risk factors on pages 16, 18 and 21. Please revise to provide a brief and concise discussion that allows investors to understand the context of a single risk you are attempting to convey in each risk factor. Note that a more detailed explanation regarding the risk factors may be discussed later in the prospectus.

17.	Please include a risk factor that discusses the risk that the business combination was not approved by a majority of Capitol's disinterested independent directors as required by Capitol's charter and IPO prospectus.

The Two Harbors Manager's, Pine River's and Sub-Manager's liability is limited under the management agreement…., page 30

18.	It appears from this risk factor that you are attempting to convey that your advisor and officers are not responsible to you and your shareholders as fiduciaries. If so, please revise to provide the legal basis for such assertion.

If Capitol is unable to complete the merge …, page 50

19.   Please revise to quantify the outstanding liabilities that could be asserted against the trust.

Capitol's board of directors did not …, page 50

20.   Please revise this risk factor to focus upon the risk. Please remove mitigating factors from the narrative such as the board conducting significant due diligence and the board's qualifications. Instead, please discuss why a fairness opinion was required under Capitol's charter and IPO prospectus for business combinations that would involve a target business that is affiliated with Capitol's officers, directors and stockholders. Also revise similar disclosure at the bottom of page 69.

Proposals to be Considered by the Capitol Stockholders

The Initial Charter Proposal, page 59

21.   Please discuss whether Capitol sought to obtain a fairness opinion for the proposed business combination.

22.   It is unclear how the proposed changes to Capitol's amended and restated certificate of incorporation are "consistent with the spirit" of Capitol's IPO given the significant changes to the guidelines and principles set forth in its charter and IPO prospectus. Please advise or revise.

Background of the Merger, page 64

23.   Please revise your disclosure to eliminate generic references to discussions or negotiations between the parties; instead describe the substance of those discussions and negotiations in more detail. Further, please identify the persons involved in each contact or negotiation or explain why such identification is not possible.

24.   We note that Capitol engaged in discussions and submitted letters of intents to several targets that were rejected. If reasons were provided for the targets' decision, please revise to discuss such reasons.

25.   We note that Capitol determined not to proceed with a business combination with the "global outsourcing company to original equipment manufacturers" to instead pursue the current proposed combination. Please revise to discuss the reasons for such decision and why this proposed combination was deemed the superior option.

Capitol's Board of Directors' Reasons for the Approval of the Merger, page 66

26.   We note from page 58 of Capitol's IPO prospectus, that it viewed the provisions
        in its charter and discussed in its prospectus to be "obligations to our stockholders
        and will not take any action to amend or waive these provisions." Please revise to
        discuss the rationale for abandoning the noted obligations.

27.   You disclose that Capitol's management is highly qualified to render an opinion
        on the merits of this transaction. Please revise to discuss the management's
        experience in making investments of raised funds in real estate programs.

Two Harbors' Potential for Future Growth, page 67

28.   Here or in the appropriate section, please revise to elaborate on "Capitol's
        expertise and insight into federal government initiatives in the mortgage market."

29.   We note the disclosure on page 67 and elsewhere that non agency RMBS are
        trading at "relatively low prices" and that agency RMBS were trading at wide
        spreads to LIBOR. Regarding non agency RMBS, it is not clear how the prices
        are "relatively low" unless you disclose the basis for comparison. Also, it is not
        clear how the spread between agency RMBS and LIBOR is relevant to investors.
        Here or in the appropriate section, please revise to explain and discuss the
        relevance of the noted disclosures.

Asset Portfolios, page 68

30.   Considering you currently have no operations or assets, it is not clear how you are
        able to provide the disclosure in this table. Please revise to provide the basis for
        all the figures in this table and expand your disclosures to show the source for the
        information included. Advise us of your consideration of dealer quotes,
        comparable company portfolios and historical return information of Pine River's
        portfolio in compiling your analysis.

31.   Tell us your basis for only showing invested equity assuming no conversions as
        discussed in footnote (1). Otherwise, please expand your disclosures accordingly
        to also show the invested amounts assuming the maximum amount of
        conversions.

32.   Substantially revise to disclose support for the assumptions used in footnotes (2),
        (3) and (5) to your tabular presentation.

33.   Reference is made to footnote (4) where you state the assets assume borrowings of nine times invested equity. Tell us your basis for this assumption and whether you have any firm borrowing commitments. If not, there does not appear to be a factual basis to include assets acquired through borrowings.

34.   It is not clear how the total leverage can be disclosed as 1.8x based on the total assets of $703 million and equity of $251.1 million. Please revise to clarify.

Valuation, page 68

35.   Considering you currently have nominal assets and no operations, it is not clear how disclosure about the valuations of the company is appropriate here. You have already provided pro forma disclosure elsewhere in this document. Please revise to remove this valuation disclosure.

36.   It is not clear how the assumptions in this subsection are appropriate considering you have no basis for amount of conversions and side repurchases that will be made. Please revise to discuss the reasonable basis for the assumptions used in this subsection.

Potential Adverse Factors Considered by Capitol, page 69

37.   It is not clear why you include the term "potential" in the caption for this subsection. The conditions listed below currently exist. Please revise to clarify.

Interests of Capitol's Directors and Officers and Others in the Merger, page 70

38.   We note the fourth bullet point concerning the possible personally liability of Mark Ein in event of Capitol's liquidation. Please revise the disclosure here and where appropriate to quantify the liabilities that Mr. Ein would be responsible for in such situation.

Sub-Management Agreement, page 71

39.   We note that the sub-manager's fees are based on 20% of the advisor's fees or 0.30% per annum of your stockholders equity. In the event the advisor waives its fees for a given period, please revise to clarify if that will affect the sub-manager's fees.

40.   We note a termination fee of 7.7 times the annualized rate of the last quarterly payment is payable at the expiration of the agreement's five year term. Please revise to clarify the party responsible for such payment.

Conversion Rights, page 73

41.   Please revise to clarify the time frame you will provide to allow converting shareholders the opportunity to obtain their certificates in order to tender such certificates to you.

Actions that may be taken to secure approval of Capitol's stockholders, page 74

42.   We note that Capitol may make purchases for its own account to influence the voting outcome. Please revise to clarify if such purchases by Capitol will cause the shares to become treasury shares. If so, it is not clear how such status would affect the voting outcome of this transaction. Please revise to clarify.

The Merger Agreement, page 78

43.   On page 84, we note that amendments to the merger agreement may be made. Please revise to clarify how shareholders will be notified of such changes prior to the meeting date.

U.S. Federal Income Tax Considerations, page 85

44.   We note the disclosure in this section that the two parties will receive opinions of counsel. Please file the opinions prior to the effectiveness of this registration statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 107

45.   Clarify your accounting treatment for the merger. In this regard, you state the merger is not a business combination within the scope of SFAS 141R, yet you describe it as a reverse merger and assign an accounting acquirer similar to the concepts from SFAS 141R for business combinations. To the extent this is a reverse merger under SFAS 141R, provide your analysis to support your conclusion that Capitol Acquisition Corp. is the accounting acquiree, specifically given it appears that Two Harbors is a nonsubstantive newco pursuant to paragraph A15 of SFAS 141R. Please revise accordingly to clarify the accounting treatment for the merger.

Description of the Acquisition and Basis of Presentation, page 109

46.   We note on page 139 that Two Harbors Investment Corp. will conduct substantially all of its operations through Two Harbors Operating Company LLC subsequent to the merger. Advise us and disclose the ownership structure of the Operating Company post-merger, the terms of the underlying units held at the operating company level and any redemption obligations that would be settled in shares of stock of the post-merger entity.

47.   We note on page 152 that following the consummation of the merger, each of Two Harbors' independent directors will receive a $100,000 annual directors fee paid in cash and restricted shares. Please tell us how these payments and other recurring compensation arrangements such as fees under your management and sub-management agreements were reflected in your pro forma financial statements. Given these arrangements are directly related to your transaction and include recurring expenses, it is not clear why you have not presented a pro forma statement of operations to reflect these amounts.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 108

48.   Please describe how your pro forma balance sheet reflects the conversion of Capitol Acquisition Corp.'s outstanding common stock and warrants into like securities of Two Harbors Investment Corp. on a one for one basis as described on page 109. We note the combined pro forma information still reflects outstanding shares of Capitol Acquisition Corp. post-merger.

49.   Please tell us how you plan to account for the proposed amendment to the warrant agreement to increase the exercise price from $7.50 to $11.00 and to extend the expiration date from November 7, 2012 to November 7, 2013 and how this modification is reflected in your pro forma financial statements.

Notes to the Unaudited Condenses Combined Pro Forma Financial Statements

Note 2 – Pro forma Adjustments and Assumptions

Footnote (B), page 110

50.   Please tell us how the $8.5 million in underwriters fees described on page F-19 which are due to the underwriters of your Initial Public Offering are reflected in your pro forma financial statements.

51.   We note that the transaction costs related to accounting, legal and financial advisory fees and underwriting fees decrease assuming the maximum conversion. Please describe your agreements to explain why these fees would decrease.

Footnote (D), page 110

52.   Based on disclosure on page 62, it appears that the merger will not be completed if 30% or more of the Public Shareholders vote against the transaction. However the description in footnote D refers to a maximum conversion equal to 58.7% of the outstanding Public Shares. Please amend your disclosure to reconcile how you determined the percentage and number shares converted in your pro forma financial statements.

53.   Additionally we note that your adjustment is based upon a $9.87 per share price
        which is equal to the current per share value of the trust account. Confirm and
        disclose that any arrangements to purchase shares from Public Shareholders who
        intend to vote against the transaction will be at the current value of the trust
        account.

Business of Two Harbors, page 125

Pine River Capital Management L.P., page 125

54.   Please revise to clarify the portion of the $202 million in assets managed in the
        Nisswa Fixed Income fund that consists of RMBS.

55.   Please revise to fully explain how the returns disclosed on page 126 were
        calculated.

56.   Please revise to disclose all the important assumptions used in the strategy
        performance information.

57.   We note the disclosure that the investment strategy of the Nisswa Fixed Income
        Fund is different from the strategy you intend on employing. Please discuss the
        differences and explain why the returns disclosure is relevant in light of those
        differences.

Portfolio Construction, page 129

58.   Please revise to discuss your investment strategy within the broad asset classes of
        agency RMBS and non-agency RMBS. In your revisions, please note the wide
        risk profiles and investment grades associated with non-agency RMBS and the
        types of loans that collateralize both agency and non-agency RMBS.

Two Harbors' Financing Strategy, page 136

59.   We note your disclosure that in current market conditions, you would likely only
        rely on government financing to engage in leverage non-agency RMBS investing.
        Please revise to discuss your leverage intentions once private financing becomes
        available again as it relates to your non-agency RMBS and explain whether such
        financing will affect your portfolio concentration of such securities.

60.   Please revise to clarify if the availability of government financing for investment
        in non-agency RMBS will change the allocation disclose on page 129 under the
        caption "portfolio construction."

Two Harbors' Market Opportunity, page 144

61.   Please provide us with the reliable sources used as a basis for the disclosure in this section. Please mark the information in such sources that support your disclosure.

The Two Harbors Manager's Management Fees…., page 159

62.   Please revise this section to include the incentive compensation that you may provide to the advisor's personnel and affiliates as disclosed on page 153.

63.   Please revise to clarify if the base management fee would be affected by any impairments made to your assets.

Termination Fee, page 162

64.   Please revise to clarify if this fee is payable if you decide not to renew your relationship with the advisor after the initial three year term has expired.

Conflicts relating to the Two Harbors Manager, page 164

65.   We note that Pine River's fixed income team will also mange your portfolio and that you may purchase assets from portfolios managed by Pine River. Please revise to explain how the prices will be determined in such transactions.

Financial Statements – Capitol Acquisition Corp.

Note 9 – Subsequent Event

66.   Please describe the impact to the merger, if any, if the NYSE Alternext initiates delisting procedures.

Annex H

67.   Considering this opinion is included with the proxy as your basis for proposing the initial charter amendments, it does not appear appropriate for the opinion to specifically state on page H-9 that it is rendered "solely" for the benefit of the Capitol. Please have counsel revise the limitation on reliance.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Any questions regarding the accounting comments may be directed to Jamie John at (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

       Sincerely,

       Thomas Kluck
       Branch Chief

cc: Jay Bernstein, Esq.
       (via facsimile)